

November 9, 2010

Mr. Francis J. Fitzpatrick
Chief Financial Officer
Balchem Corporation
52 Sunrise Park Road
New Hampton, New York 10958

> **Re:** **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Period Ended September 30, 2010**
> **File No. 1-13648**

Dear Mr. Fitzpatrick:

We have reviewed your response letter dated November 5, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Financial Statements

Notes to the Financial Statements

Note 1. Business Description and Summary of Signfiicant Accounting Policies, page 35

Revenue Recognition, page 35

2. We note your response to prior comment 3. Please tell us the terms of your acceptance provisions. Please tell us what consideration you gave to SAB Topic 13:A.3(b) in determining that revenue should be recorded prior to acceptance. Please specifically address your consideration of each of the questions and answers included in this section regarding customer acceptance provisions.

Note 2. Stockholders' Equity

Stock-Based Compensation, page 41

3. We note your response to prior comment 4. Please help us understand how you determined that the share-based payment awards that have non-forfeitable dividend rights have an immaterial impact with regard to the calculation of earnings per share using the two-class method. In this regard, please tell us the earnings per share amounts you would have reported for each of the three years ended December 31, 2009 and the nine months ended September 30, 2010 if you had accounted for these awards as participating securities. Refer to ASC 260-10-45-61A.

Note 6. Intangible Assets with Finite Lives, page 47

4. We note your response to prior comment 5. Approximately 87% of your customer lists at December 31, 2009 and approximately 76% of your customer lists at June 30, 2010 are related to Chinook Global Limited. Please provide us with a comprehensive analysis of how you arrived at a ten year amortization period for this customer list. Please provide us with a summary of the analysis performed to arrive at this amortization period. Given that it would appear you have customer attrition every year, we expect that that you would attain greater benefit from the acquired customer base in earlier versus later periods after acquisition. We also expect that a sizeable portion of your sales in later periods would be attributed to your ongoing sales efforts. Please also explain how you compensated for these factors in your selection of a ten year amortization period since you are using the straight-line method of amortization rather than an accelerated method. Refer to ASC 350-30-35-1 through 3 and ASC 350-30-35-6.

Note 11.  Commitments and Contingencies, page 52

5.  We note your response to prior comment 6.  In order to help us better understand how you determined the matter related to SODA Ingredients, LLC was insignificant, please tell us the terms of the settlement including any amounts that you were required to pay.

Form 10-Q for period ended September 30, 2010

General

6.  Please address the above comments in your interim filings as well.

Item 4.  Controls and Procedures, page 30

7.  Based upon management's evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of such period, your disclosure controls and procedures were effective in identifying the information required to be disclosed in the periodic reports filed with the Securities and Exchange Commission, including this Quarterly Report on Form 10-Q, and ensuring that such information is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.  This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act.  Please revise your definition to also clarify, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.  Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.  Please also confirm to us that your disclosure controls and procedures were effective as of September 30, 2010 when evaluating based on the complete definition of disclosure controls and procedures.

        If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                                            Sincerely,


                                            Rufus Decker
                                            Accounting Branch Chief